Elizabeth Lehrer

Attorney at Law

July 19, 2006

United States
Security and Exchange Commission
Division of Corporate Finance
Attn:	Nili Shah, Branch Chief
Melissa Rocha, Senior Staff Accountant
Washington, D.C. 20549-7010

Re: Pacific Sands, Inc.
Form 10-KSB for the fiscal year ended June 30, 2005
For 10-QSB for the quarter ended December 31, 2005
File No. 0-29483

We are in receipt of your July 11, 2006 letter. We would request patience in receiving our reply as a member of management is temporarily out of the office due to urgent family matters. We would expect to have a reply to you within 45 days.

Thank you.

Sincerely,

Elizabeth Lehrer

141 Stony Circle, Suite 250 - Santa Rosa, California 95401
Telephone (707) 575-0564 - Facsimile (707) 575-0583
e-mail: ellehrer@pacbell.net